

January 29, 2014

Via E-mail
George Morris
Chief Executive Officer and
Chief Financial Officer
Internet Infinity, Inc.
220 Nice Lane, # 108
Newport Beach, CA 92663

> **Re: Internet Infinity, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 18, 2013**
> **Form 8-K**
> **Filed December 20, 2013**
> **File No. 0-27633**

Dear Mr. Morris:

We issued comments to you on the above captioned filings on November 7, 2013 and December 26, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 12, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief